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                             August 31, 2022

       David P. Singelyn
       Chief Executive Officer
       American Homes 4 Rent
       23975 Park Sorrento
       Suite 300
       Calabasas, California 91302

                                                        Re: American Homes 4
Rent
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 18,
2022
                                                            File No. 001-36013

       Dear Mr. Singelyn:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 18, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which it would be appropriate to have the
                                                        Chair and CEO roles
filled by a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your Chairperson plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Chairperson may:

                                                              represent the
board in communications with shareholders and other stakeholders; or
                                                              require board
consideration of, and/or override your CEO on, any risk matters.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 David P. Singelyn
American Homes 4 Rent
August 31, 2022
Page 2

             the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks;
             whether you have a Chief Compliance Officer and to whom this position reports; and
             how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



                                                            Sincerely,
FirstName LastNameDavid P. Singelyn
                                                            Division of
Corporation Finance
Comapany NameAmerican Homes 4 Rent
                                                            Disclosure Review
Program
August 31, 2022 Page 2
cc:       Michael McTiernan
FirstName LastName